PRIVILEGED AND CONFIDENTIAL

[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]

May 11, 2011

VIA EDGAR AND FEDEX

Sandra B. Hunter, Esq.
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3010

Telephone Number:	(202) 551-3758
Facsimile Number:	(703) 813-6984

Re:	Ventas, Inc.
Registration Statement on Form S-4
Filed on April 11, 2011
File No. 333-173434

Dear Ms. Hunter:

On behalf of Ventas, Inc. (the “Company”), set forth below is the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter dated April 28, 2011, with respect to the above-referenced filing.

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (File No. 333-173434, the “Registration Statement”) are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 1 marked to indicate changes from the version filed on April 11, 2011.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold followed by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.  All references to page numbers in the response are to the pages in the marked version of Amendment No. 1.

Form S-4

General

1.                                      We note that on page 132 of your registration statement on Form S-4, you did not properly incorporate future filings prior to the effective date of your registration statement.  See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.  Therefore, please amend your registration statement, as necessary, to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see pages 139 and 140 of Amendment No. 1.

*     *     *     *     *     *

We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions, please do not hesitate to contact the undersigned or Robin Panovka of Wachtell, Lipton, Rosen & Katz, counsel to the Company, at (212) 403-1000 (telephone).

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Trevor S. Norwitz

Trevor S. Norwitz

cc:           T. Richard Riney, General Counsel of Ventas, Inc.

Robin Panovka, Wachtell, Lipton, Rosen & Katz